On the Letterhead of AMC Mining Consultants (Canada) Ltd.

AMC Mining Consultants (Canada) Ltd.
Suite 1330, 200 Granville Street,
Vancouver, British Columbia V6C 1S4

To the Board of Directors of Rubicon Minerals Corporation (the “Company”)

The undersigned hereby consents to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2012 of the technical report titled “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” dated effective August 8, 2011 (the “Technical Report”) and extracts from, or a summary of, the Technical Report in the written disclosure contained in the Company’s annual information form for the financial year ended December 31, 2012 dated March 12th, 2013.

Dated as of this 12th day of March, 2013

AMC Mining Consultants (Canada) Ltd.

By:       “/s/  Patrick R. Stephenson”

Name:  Patrick R. Stephenson

Title:    Director